May 25, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: SEC letter dated May 4, 2012 regarding the Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 27, 2012 by CNO Financial Group, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated May 4, 2012:

Item 1. Business of CNO
Other Fixed Rate Annuities, page 10

(1)
Staff Comment: "You state that the guaranteed rates on all policies in-force range from 1.0 percent to 6.0 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and universal life account values within this range."

Response:

In response to your comment, we will include disclosure similar to the following in our future filings (to accompany the disclosure summarized in response 2 below), commencing with our Form 10-Q for the quarterly period ended June 30, 2012:

The following table summarizes the distribution of annuity and universal life account values by guaranteed interest crediting rates as of December 31, 2011 (dollars in millions):

Guaranteed	Fixed rate and fixed	Universal
rate	index annuities	life	Total

> 5.0% to 6.0%	$.1	$32.0	$32.1
> 4.0% to 5.0%	91.7	965.1	1,056.8
> 3.0% to 4.0%	1,847.6	1,267.2	3,114.8
> 2.0% to 3.0%	4,042.1	371.7	4,413.8
> 1.0% to 2.0%	1,405.1	4.9	1,410.0
1.0% and under	577.3	25.2	602.5

	$7,963.9	$2,666.1	$10,630.0

Weighted average	2.66%	4.01%	3.00%

Item 1A. Risk Factors
Continuation of a low interest rate environment for an extended period of time will impact our profitability and sales of certain products, page 22

(2)
Staff Comment: "You state that sustained periods of low or declining interest rates may adversely affect our results of operations, financial position and cash flows. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known."

Response:

In response to your comment, we will include disclosure similar to the following in the MD&A of future filings commencing with our Form 10-Q for the quarterly period ended June 30, 2012:

Some of our products, principally traditional whole life, universal life, fixed rate and fixed index annuity contracts, expose us to the risk that changes in interest rates will reduce our spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under the contracts). Our spread is a key component of our net income. In addition, investment income is an important component of the profitability of our health products, especially long-term care and supplemental health policies.

If interest rates were to decrease further or remain at low levels for an extended period of time, we may have to invest new cash flows or reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing the spread between interest earned on investments and interest credited to some of our products. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in our investment portfolio in order to borrow at lower market rates. This could increase the severity of this risk. We can lower crediting rates on certain products to offset the decrease in spread. However, our ability to lower these rates may be limited by: (i) contractually guaranteed minimum rates; or (ii) competition. In addition, a decrease in crediting rates may not match the timing or magnitude of changes in investment yields.

Currently, the vast majority of our products, with contractually guaranteed minimum rates, have crediting rates set at the minimum rate. As a result, further decreases in investment yields would decrease the spread we earn and such spread could potentially become a loss.

In addition, during periods of declining or low interest rates, life and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency (a higher percentage of insurance policies remaining in force from year-to-year).

Our expectation of future investment income is an important consideration in determining the amortization of insurance acquisition costs and analyzing the recovery of these assets as well as determining the adequacy of our liabilities for insurance products. Expectations of lower future investment earnings may cause us to accelerate amortization, write down the balance of insurance acquisition costs or establish additional liabilities for insurance products, thereby reducing net income in the future periods.

The blocks of business in our Other CNO Business segment are particularly sensitive to changes in our expectations of future interest rates. Since many of these blocks are not expected to generate future profits, the entire impact of adverse changes to our earlier estimate of future gross profits is recognized in earnings in the period such changes occur. For example, in both 2011 and 2010, we recognized a pre-tax reduction in earnings of approximately $13 million in the Other CNO Business segment primarily due to increases in future loss reserves resulting from decreased projected future investment yields related to investments backing our interest-sensitive insurance products.

We estimate that the cumulative reduction to income before income taxes resulting from a hypothetical 10 basis point decrease to assumed spreads related to our universal life and investment-type products would be approximately $55 million. In addition, we estimate that the cumulative reduction to income before income taxes resulting from a hypothetical 50 basis point decrease to assumed investment earnings rates related to products other than universal life and investment-type products would be approximately $110 million. Although such hypothetical revisions are not currently required or anticipated, we believe they could occur based on past variances in experience and our expectations of the ranges of future experience that could reasonably occur. We have assumed that revisions to assumptions resulting in such adjustments would occur equally among policy types, ages and durations within each product classification. Any actual adjustment would be dependent on the specific policies affected and, therefore, may differ from such estimates. In addition, the impact of actual adjustments would reflect the net effect of all changes in assumptions during the period.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Mortgage Loans, page 116

(3)
Staff Comment: "You state that mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses yet on page 94 you state that you have had writedowns of mortgage loans resulting from declines in fair value that you concluded were other than temporary and that you have no allowance for loss on mortgage loans. Please tell us what authoritative guidance you are using to account for your mortgage loans and why you have recorded no allowance for losses."

Response:

We follow the authoritative guidance in Accounting Standards Codification ("ASC") 310-10-45 to account for our mortgage loans.

Our mortgage loan portfolio is comprised of large commercial mortgage loans. We do not hold groups of smaller-balance homogeneous loans. Our loans have risk characteristics that are unique to an individual borrower. Accordingly, we measure potential losses on a loan-by-loan basis following the guidance in ASC 310-10-45.

During 2010 and 2011, our intent was to sell loans with impairment losses, rather than continue to hold them. For example, during 2010 we recognized impairment losses on 16 loans, all of which have been subsequently sold. During 2011, we recognized impairment losses on 6 loans, 5 of which have been subsequently sold.

As part of our periodic assessment of the fair value of the collateral backing our mortgage loans, we determined that the estimated fair values of the collateral were in excess of the carrying values of our loans. As a result of our periodic assessment and the types of loans in our portfolio, we did not identify risk factors to support a general allowance for losses at December 31, 2010 or 2011 (i.e., for losses which had not reached the point where it was probable that amounts would not be collected based on our individual loan impairment analysis).

Given our intent to sell loans with impairment losses attributable to credit quality during 2010 and 2011, we recognized the impairment loss as a direct charge against the loan balance rather than establishing a loan loss allowance. This practice recognizes the permanent impairment related to the loan at the point in time a decision has been reached to sell the loan at a loss and is consistent with the guidance in paragraphs 10.72 and 10.73 of the AICPA Audit & Accounting Guide for Depository and Lending Institutions.

If we had recognized impairments for loans in the process of being sold as a loan loss allowance rather than as a direct writedown, we would have reported a loan loss allowance as summarized below. This different treatment only classifies the impairment differently: there is no impact on the total mortgage loan balance or our earnings.

Pro forma
loan loss
allowance
(dollars in millions)

March 31, 2010	$16.5
June 30, 2010	29.3
September 30, 2010	23.1
December 31, 2010	4.2
March 31, 2011	5.7
June 30, 2011	8.4
September 30, 2011	4.4
December 31, 2011	3.8

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
John R. Kline
Senior Vice President and
Chief Accounting Officer